KROLL BOND RATING AGENCY, INC.

Form NRSRO Annual Certification

EXHIBIT 4: Organizational Structure

Legal Structure Chart


KBRA Holdings, Inc.
Delaware Corporation
Formed April 2010
Kroll Bond Rating Agency, Inc.
Delaware Corporation
Predecessor in interest (LACE Financial Corp.) formed February 1984
New York Office
Pennsylvania Office
Maryland Office
Kroll Bond Rating Agency International Limited (dba KBRA International)
Irish Private Company Limited by Shares
Formed March 2017
Kroll Bond Rating Agency Europe Limited (dba KBRA Europe)
Irish Private Company Limited by Shares
Formed March 2017
Kroll Bond Rating Agency UK Limited (dba KBRA UK)
England & Wales Private Company Limited by Shares
Formed September 2017

SENIOR LEADERSHIP


Jules Kroll
Chairman
Jim Nadler
President & CEO
Kate Kennedy
Senior Managing Director
Business Development
Kevin Blaney
Senior Managing Director
Business Development
Dana Bunting
Senior Managing Director
Business Development
Van Hesser
Chief Strategist
Business Development
Mark Baker
Senior Advisor
Ira Powell
COO
Mauricio Noe
Senior Managing Director
Head of Europe
Angela Liang
General Counsel
Deborah Mayer
Controller
Dana Zohar
Head of Human Resources
Murray Markowitz(1)
Chief Compliance Officer
Bill Wright
Chief Technology Officer
William Cox
Global Head of Corporate, Financial and Government Ratings
Eric Thompson
Senior Managing Director
Structured Finance Ratings

(1) Also reports directly to the NRSRO Board of Directors

ANALYST LEADERSHIP TEAM



Ira Powell
Chief Operating Officer
Eric Thompson
Senior Managing Director
Structured Finance Ratings
Patrick Welch
Chief Credit Officer
Credit Policy
Leonard Giltman
Senior Managing Director
Ratings General
William Cox
Global Head of Corporate,
Financial, and Government Ratings
Eric Hudson
Senior Managing Director
Structured Credit | CLOs
Rosemary Kelley
Senior Managing Director
ABS
Jack Kahan
Senior Managing Director
RMBS
Nitin Bhasin
Senior Managing Director
CMBS Ratings
Keith Kockenmeister
Senior Managing Director
CMBS Ratings
Joan Feldbaum-Vidra
Managing Director
Sovereigns
Andrew Giudici
Senior Managing Director
Corporates | Project Finance |
Infrastructure
Marjan Riggi
Senior Managing Director
Head of Aviation, Transportation
and Commercial Finance
Karen Daly
Senior Managing Director
Public Finance | Financial Guaranty
Joe Scott
Managing Director
Financial Institutions
Pramit Sheth
Managing Director
Funds
Donna Halverstadt
Managing Director
Insurance